RG RESOURCE TECHNOLOGIES, INC.

REVIEWED FINANCIAL STATEMENTS

DECEMBER 31, 2023

RG RESOURCE TECHNOLOGIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2023

	PAGE
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1 - 2
REVIEWED FINANCIAL STATEMENTS:	
Balance Sheet	3
Statement of Operations	4
Statement of Stockholders' Deficit	5
Statement of Cash Flows	6
Notes to the Financial Statements	7 - 15
SUPPLEMENTARY INFORMATION:	
General and Administrative Expenses	16

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders
RG Resource Technologies, Inc.
Oxford, MI

We have reviewed the accompanying financial statements of RG Resource Technologies, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2023, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included on page 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and related directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and don't express an opinion on such information.

Emphasis of Matter Regarding Going Concern

As discussed in Note 13, the Company has suffered a loss from operations and has a net stockholders' deficit. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 13. Our conclusion is not modified with respect to this matter.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Boca Raton, Florida
March 25, 2024

RG RESOURCE TECHNOLOGIES, INC.
BALANCE SHEET
DECEMBER 31, 2023

ASSETS

CURRENT ASSETS		
Cash	$	423,199
Inventory		453,834
Prepaid Expense		8,500
Total Current Assets		885,533
PROPERTY AND EQUIPMENT, NET		18,623
INTANGIBLES, NET		120,705
RIGHT-OF-USE ASSET, OPERATING LEASE, NET		169,000
DEPOSITS		7,630
	$	1,201,491

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES		
Account Payables and Accrued Expenses	$	139,598
Notes Payable, Shareholder		1,687,140
Note Payable		1,866,016
Right-of-Use Liability, Operating Lease, Current Portion		94,126
Total Current Liabilities		3,786,880
LONG-TERM LIABILITIES		
Right-of-Use Liability, Operating Lease, Less Current Portion		79,788
Note Payable, less Current Portion		1,200,000
		5,066,668
STOCKHOLDERS' DEFICIT		
Common Stock - Par Value $0.001, 100,000 Shares Authorized, 72,767 Shares Issued and Outstanding		72
Additional Paid-in Capital		6,704,789
Accumulated Deficit		(10,570,038)
		(3,865,177)
	$	1,201,491

RG RESOURCE TECHNOLOGIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

	AMOUNT
SALES	$ 26,753
COST OF SALES	92,239
Gross Loss	(65,486)
GENERAL & ADMINISTRATIVE EXPENSES	959,980
Loss from Operations	(1,025,466)
OTHER INCOME (EXPENSE)	
Interest Expense	(104,718)
Interest Income	1,769
Total Other Income (Expense)	(102,949)
Loss before Income Taxes	(1,128,415)
PROVISION FOR INCOME TAXES	-
Net Loss	$ (1,128,415)

RG RESOURCE TECHNOLOGIES, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2022	$ 72	$ 6,704,789	$ (9,441,623)	$ (2,736,762)
Net Loss	-	-	(1,128,415)	(1,128,415)
Balance, December 31, 2023	$ 72	$ 6,704,789	$ (10,570,038)	$ (3,865,177)

RG RESOURCE TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(1,128,415)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation and Amortization		18,494
Lease Expense, Operating Leases		55,914
Employee Retention Credit		59,787
Changes in Assets and Liabilities:		
(Increase) Decrease in:		
Accounts Receivable, Net		17,361
Inventory		(126,219)
Prepaid Expense		(8,500)
Increase (Decrease) in:		
Accounts Payable and Accrued Expenses		116,531
Right-of-Use Operating Lease Liability		(51,000)
Net Cash Used in Operating Activities		(1,046,047)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property & Equipment		(12,204)
Net Cash Used in Investing Activities		(12,204)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Loans Payable, Shareholder		260,000
Proceeds from Note Payable		1,200,000
Net Cash Provided by Financing Activities		1,460,000
Increase in Cash		401,749
Cash:		
Beginning		21,450
Ending	$	423,199
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$	104,718

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

RG Resource Technologies, Inc. (the "Company") was incorporated in the State of Michigan in 2016. The Company manufactures and sells insulated solar panels that can simultaneously produce both electricity and heat.

Recently Adopted Accounting Guidance

Allowance for Credit Losses

In June 2016, the Financial Accounting Standards Board ("FASB") issued guidance FASB ASC 326 which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were accounts receivable.

The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES FOLLOWS:

Revenue and Cost Recognition

The Company recognizes revenue upon delivery of its product, the customer takes possession of the product, title has passed, and collection is probable. Expenditures for maintenance and warranty repairs are expensed as incurred.

Basis of Accounting

The accounts are maintained and the financial statements have been prepared, using the accrual basis of accounting in accordance with Generally Accepted Accounting Practice ("GAAP").

Cash

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2023.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

Costs of advertising are expensed as incurred and the Company recorded an advertising expense of $114,478 for the year ended December 31, 2023.

Accounts Receivable, Net

Accounts receivable are stated net of an allowance for credit losses. The Company estimates the allowance based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for credit losses by identifying troubled accounts and by using historical experience applied to an aging of accounts, review of current period outstanding accounts receivable, and projection of future activity in the allowance for credit losses. The Company does not accrue interest on accounts receivable. A receivable is considered past due if payments have not been received by the Company within stated terms. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as income when received. The Company has no allowance for credit losses and $757 in provision for credit losses as of and for the year ended December 31, 2023, respectively. The balance of accounts receivable, net of allowance for credit losses was $17,361 as of January 1, 2023.

Inventories

Inventories are carried at the lower of cost (measured using the average cost method) or market.

Property and Equipment, Net

Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Expenditures for major renewal and betterments that extend the useful lives of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived Assets

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factor considered by management in performing this assessment include current operating results, trends, and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment as of December 31, 2023.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangibles, Net

Intangible assets consist primarily of the costs of acquiring patents and are amortized using the straight-line method over fifteen years.

Right-of-Use Lease

The Company recognizes a right-of-use asset and a right-of-use lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprise the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently amortized and is included as part of lease expense using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The right-of-use lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The right-of-use lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in the Company's estimate of the amount expected to be payable under a residual value guarantee.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. On such leases, lease payments are recognized as an expense on a straight-line basis over the lease term. The right-of-use operating lease asset and operating lease liability are presented as separate line items in the accompanying Balance Sheet (See Note 8).

Income Taxes

GAAP under Accounting Standards Update ("ASU") 740-10 *Accounting for Uncertainty in Income Taxes*, prescribes a comprehensive model for how an organization should measure, recognize, present, and disclose in its financial statements uncertain tax positions that the organization has taken or expects to take on its tax returns.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

As a C-Corporation, under the Internal Revenue Code ("IRC"), the Company is taxed for federal and state income purposes. There is no current provision for income taxes contained in the financial statements as a result of the C-Corporation loss. Deferred taxes are provided for the temporary timing differences arising from the differing revenue recognition and depreciation and amortization methods used for financial reporting and tax preparation (See Note 10).

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forward and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

GAAP requires a company to recognize the financial statement effect of a tax position when it is more likely than not (defined as a substantial likelihood of more than 50%), based on the technical merits of the position, that the position will be sustained upon examination.

A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The inability of the Company to determine that a tax position meets the more likely than not recognition threshold does not mean that the Internal Revenue Service ("IRS") or any other taxing authority will disagree with the position that the Company has taken.

If a tax position does not meet the more likely than not recognition threshold despite the Company's belief that its filing position is supportable, the benefit of that tax position is not recognized in the financial statements and the Company is required to accrue potential interest and penalties until the uncertainty is resolved.

The Company's policy is to evaluate and review its tax positions on an ongoing basis to ensure compliance with the applicable provisions of the IRC.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development

Research and development costs are charged to operations when incurred and are including in general and administrative expenses. The amount charged for the year ended December 31, 2023 was $194,482.

Compensated Absences

Employees of the Company are entitled to paid vacation and paid sick days, depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when those amounts are paid to employees.

NOTE 2: INVENTORIES

Inventories consist of the following as of December 31, 2023:

Finished Goods	$ 211,067
Raw Materials	242,767
	$ 453,834

NOTE 3: PROPERTY AND EQUIPMENT, NET

Property and Equipment consists of the following as of December 31, 2023:

	Life in Years		
Machinery and Equipment	7	$	1,524,824
Computers and Software	3-5		18,947
Furniture and Fixtures	7		2,240
			1,546,011
Less: Accumulated Depreciation			(1,527,388)
		$	18,623

For the year ended December 31, 2023, depreciation expense was $3,082.

NOTE 4: INTANGIBLES, NET

Intangible assets consist of the following as of December 31, 2023:

	Life in Years		
Patents	15	$	231,201
Less: Accumulated Amortization			(110,496)
		$	120,705

For the year ended December 31, 2023 amortization expense was $15,412.

NOTE 5: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2023, consists of:

Accounts Payable	$	3,629
Accrued Expenses		135,969
	$	139,598

NOTE 6: NOTES PAYABLE, STOCKHOLDER

On December 31, 2021, the Company executed a $580,000 note with the majority stockholder. The note is unsecured, due on demand, and bears an interest rate of 1.6% per year, accrued interest is payable annually. On December 31, 2022, the Company executed a $847,140 note with the majority stockholder. The note is unsecured, due on demand, and bears an interest rate of 5.2% per year, accrued interest is payable annually. Additionally, on December 31, 2023, the Company executed a $335,000 note with the majority stockholder. The note is unsecured, due on demand, and bears an interest rate of 5.3% per year, accrued interest is payable annually. As of December 31, 2023 the outstanding balance of notes payable was $1,687,140.

NOTE 7: NOTES PAYABLE

As of December 31, 2023, the Company has notes payable to two separate entities, totaling $1,866,016. These notes are secured by all the assets of the Company and bear interest at rates ranging from 0% to 10% annually. These notes are subject to certain financial covenants. As of December 31, 2023, the Company is not in compliance with the financial covenants.

During 2023, the Company issued nine separate convertible notes with existing investors/stockholders for $1,200,000. These notes are unsecured and bear interest at 12%, payable on maturity date or upon conversion with interest accruing from the date of issuance. These notes mature three years from the date of issuance. The Company may elect to extend the due date for another six months. The maturity date ranges from March 2026 to February 2027. Principal and accrued interest due on the convertible notes will automatically convert into shares of Company preferred stock if certain conditions are met. These conditions includes the next sale of preferred stock or other equity securities resulting in gross proceeds to the Company of $10,000,000 or more and at a conversion price representing a twenty percent discount.

NOTE 8: RIGHT-OF-USE OPERATING LEASE COMMITMENT

The Company leases office space under a right-of-use agreement that expires on June 30, 2025. Information about the lease for which the Company is a lessee is presented below as of and for the year ended December 31, 2023.

Right-of-Use asset		
Balance, beginning of period	$	-
Additions		220,000
Amortization		(51,000)
Balance, end of period	$	169,000
Right-of-Use liability maturing June 30, 2025		
Maturing within one year	$	94,126
Maturing in one-to-five years		79,788
Total	$	173,914

NOTE 8: RIGHT-OF-USE OPERATING LEASE COMMITMENT (CONTINUED)

Amounts recognized in net income		
Amortization expense	$	51,000
Interest expense		4,914
Total Lease expense	$	55,914
Weighted-average remaining lease term – operating lease (Months)		18
Weighted-average discount rate – operating lease		6%

The total cash outflow related to the lease was $51,000 for the year ended December 31, 2023.

NOTE 9: CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially expose the Company to credit risk consist primarily of cash, account receivable, accounts payable, and accrued expenses.

The Company maintains cash balances at several financial institutions. The accounts at these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. In the normal course of business, the Company may have deposits that exceed the insured limits. The Company has not experienced any losses to date as a result of this policy.

NOTE 10: INCOME TAXES

The Company has a deferred tax benefit of $1,000,053 as of December 31, 2023. However, due to the Company's inability to generate revenue and continually operating at a start-up stage of the business cycle. Management has determined that a full valuation allowance is appropriate. Therefore, there is no current or deferred provision for the year ended December 31, 2023.

The Company believes that it has a reasonable basis for each of its filing positions and intends to defend those positions if challenged by the IRS or another taxing jurisdiction.

GAAP also requires the disclosure of the accounting policy regarding interest and penalties assessed by the IRS. The Company's policy is to expense these items when they are assessed. The Company had no such expenses for the year ended December 31, 2023.

NOTE 11: FINANCIAL INSTRUMENTS

The financial position of the Company as of December 31, 2023 includes certain financial instruments that may have fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods are used to determine the fair value. The carrying amounts of the Company's financial instruments generally approximate their fair values as December, 31, 2023.

NOTE 12: COMMON STOCK

The following schedule summarizes the number of shares of capital stock as of December 31, 2023:

	Class A Common Stock	Class B Common Stock	Common Stock
Balance, December 31, 2022	2,767	70,000	-
Sale of Stock	-	-	-
Exchange	-	-	-
Balance, December 31, 2023	2,767	70,000	-

NOTE 13: GOING CONCERN

The accompanying financial statements have been prepared under the presumption that the Company will continue as a going concern. The Company has incurred another year of net operating loss, negative operating cashflow, and has an accumulated deficit of $10,651,206 as of December 31, 2023. These factors raise substantial doubt as to the Company's ability to continue as a going concern.

Management's plans for the Company include completion of marketable prototypes, persistent marketing of its products, improving manufacturing capability, and raising additional capital possibly through the sale of additional common shares. These financial statements do not reflect any adjustments that may become necessary should the Company be unable to continue as a going concern.

NOTE 14: SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through March 25, 2024 the date the financial statements were available to be issued, and has determined that no such events require adjustment to, or disclosure in, the accompanying financial statements.

RG RESOURCE TECHNOLOGIES, INC.
GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2023

	AMOUNT
Advertising	$ 114,478
Auto and Truck	8,645
Bank Charges	1,288
Depreciation and Amortization	18,494
Dues and Subscriptions	1,866
Equipment Rental	1,568
Insurance	4,306
Lease Expense	55,914
Maintenance	6,852
Meals and Entertainment	641
Office	38,147
Office Salaries	214,812
Postage and Delivery	13,670
Professional Fees	172,530
Provision for credit losses	757
Rent	25,000
Research and Development	194,482
Small Tools	7,511
Taxes and Licenses	6,603
Telephone	7,285
Travel	42,459
Utilities	22,672
	$ 959,980